ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-200718

Pricing Term Sheet

Ashford Hospitality Prime, Inc.

5.50% Series B Cumulative Convertible Preferred Stock

Issuer:	Ashford Hospitality Prime, Inc.

Securities Offered:	5.50% Series B Cumulative Convertible Preferred Stock

Form of Offering:	Registered

Shares Offered:	290,850 shares

Amount Offered:	$5.0 million

Shares Outstanding Post Offering:	2,890,850 shares

Public Re-Offer Price:	$17.24 (including accrued and unpaid dividends since April 15, 2016 set forth below)

Accrued Dividends:	$0.05347

Public Re-Offer Strip Yield(1):	8.00%

Dividend Rate:	5.50% per annum

Liquidation Preference:	$25.00 per share, plus accumulated and unpaid distributions

Maturity:	Perpetual

Trade Date:	April 26th, 2016

Settlement Date:	April 29th, 2016 (T+3)

Ranking:	Senior to the Common Stock and pari passu to other preferred securities

Dividend Payment Dates:	Paid quarterly on the 15th day of each January, April, July, and October.

Dividend Penalty Rate:	+2.0% per annum if dividends are unpaid for six or more quarterly dividend periods. Effective until all accumulated and accrued dividends have been paid in full.

Optional Redemption:

(1)               On or after June 11, 2020, the Company may redeem the Series B Preferred Stock, in whole or in part, from time to time, for a cash redemption price of $25.00 per share, plus any accumulated, accrued and unpaid dividends.

(2)                Upon a Change of Control (see Articles Supplementary for definition), the Company shall have the option to redeem shares for $25.00 per share in cash plus, in the case of a Change of Control occurring prior to June 11, 2019, a Make-Whole Premium (as defined below).

Mandatory Conversion Feature:

On or after June 11, 2016 if the Common Stock equals or exceeds 110% of the conversion price (for 45 consecutive trading days), the Company shall have the option to force conversion into Common Stock at the then applicable conversion ratio.

In the event of a mandatory conversion, investors shall be made whole by receiving the net present value of the difference in expected cumulative quarterly dividends between the Series B Preferred Stock and the Company’s Common Stock from the date of mandatory conversion to June 11, 2019, discounted at the Series B Preferred Stock Dividend Rate.

Conversion Rights:

At the option of the investor, each share can be converted, at any time, into a number of shares of Common Stock at an initial conversion price equal to $18.90 (equivalent to a conversion rate of 1.3228 shares of Common Stock), subject to Anti-Dilution Adjustments.

Change of Control Conversion Rights:

Upon a Change of Control, each investor will have the right to convert shares into a number of Common Stock per share equal to the lesser of:

(1)         The quotient of $25.00 divided by the ten-day average of the closing Common Stock price preceding the Change of Control; and

(2)         3.2216 share cap

Change of Control Make-Whole Premium:

If a Change of Control event occurs prior to June 11, 2019 and either:

(1)         The Company exercises its Optional Redemption Upon a Change of Control; or

(2)         The holder elects to exercises the Change of Control Conversion Right

Then the Company will pay, in cash, the present value, discounted at 5.50%, of all remaining dividend payments (excluding any accumulated dividend amount) from the date of the exercises up to but excluding June 11, 2019.

Redemption Upon REIT Termination or Delisting Event:

In the event of:

(1)         a REIT Termination Event; or

(2)         The Company’s Common Stock ceases to be listed

So long as the precedent events do not constitute a Change of Control, investors can require the Company to repurchase shares at 103% of the liquidation preference, in cash.

Anti-Dilution Adjustments:

The applicable Conversion Rate will be adjusted, without duplication, upon the occurrence of certain events (see Articles Supplementary for details). Does not include conversion ratio adjustments for ordinary cash dividends and other events.

Voting Rights:	Investors will have limited voting rights. However, in the event that dividends have been unpaid for six or more quarters, investors then will have the right to elect two directors.

Bookrunner:	FBR Capital Markets & Co.

Listing:	NYSE: AHP PR B

CUSIP/ISIN:	044102 507 / US0441025071

Gross Spread:	3.15%

Selling Concession:	2.50%

Advisory Fee:	1.35%

Use of Proceeds:

The Company expects to use the net proceeds from this offering for general corporate purposes, which may include repurchasing common stock pursuant to the $50 million stock repurchase program that the Company recently announced in connection with the conclusion of the Company’s strategic review process

(1)         Calculated from $17.19 strip price, which excludes accrued dividends

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series B Preferred Stock and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

The offering is being made pursuant to the Issuer’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) which became effective on February 12, 2015. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. Copies of the prospectus supplement and accompanying prospectus may be obtained from the SEC’s website at www.sec.gov or by contacting: FBR Capital Markets & Co., Attention: Syndicate Prospectus Department, 1300 North 17th Street, Suite 1400, Arlington, Virginia 22209, Telephone: 703-312-9726, Email: prospectuses@fbr.com.

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